Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. 000-54505

The following are excerpts from the transcript of the Zimmer Holdings, Inc. Second Quarter 2014 Earnings Call held on July 24, 2014:

David C. Dvorak, President and Chief Executive Officer

Before I close, I’d like to now make some comments about our planned combination with Biomet. As we communicated in April, this transaction will enhance our position in the $45 billion musculoskeletal industry. It will also allow us to offer a broader, more comprehensive portfolio of musculoskeletal solutions across the continuum of care, with both cross-selling opportunities and a revenue mix that is more diversified and predictable. In the weeks following our April announcement, we finalized important financing details of this $13.35 billion acquisition and met a number of key integration planning milestones to finish the quarter on track and on schedule with the process of closing this transaction. Having worked closely with the leadership of Biomet over the course of the second quarter, we’ve gained invaluable exposure to their highly talented and committed business teams. This experience has heightened our confidence in the value we’ll be able to create and deliver as a combined entity.

Concerning the ongoing antitrust review of the proposed merger with Biomet, as we announced earlier this month, we received the second request from the U.S. Federal Trade Commission. We’re in the process of complying with the request and will continue to work closely with the FTC as it conducts its review of the proposed transaction. With regard to the review in Europe, we’ve been providing requested information to the European Commission and plan to file the merger notification in the near term. We continue to expect the transaction to be cleared and remain confident in our anticipated timeline to complete this combination during the first quarter of 2015.

As I mentioned earlier, we’re very excited about our planned combination with Biomet. By leveraging the best of both companies, our combined entity will possess an organizational talent advantage that will distinguish us in our industry. Our vision for this combination is to enhance our position as a leading musculoskeletal innovator, identifying new growth opportunities through a number of attractive portfolio additions and shaping future solutions for the evolving healthcare industry.

QUESTION AND ANSWER SECTION

Operator: Our first question will come from the line of Matt Taylor with Barclays.

<Q – Matthew Taylor – Barclays Capital>: I just wanted to ask one on the deal here. So first of all, can you update us as to whether there’s been any change in your views of the net synergies or where they may be coming from with regards to the transaction? And then also, wanted to ask if you could provide any more color on what these subsequent requests have been about and why you’re still confident in the timing?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, on the first part, Matt, there hasn’t been a change in the view of our net synergies. We’re developing the detailed plans, and we’re very confident in what we expressed at the point of the initial announcement of the combination. With respect to the regulatory process as well, the analysis that was the basis for our decision to move forward remains very much in line with what we’re experiencing. We see this as being an aspect of the process that is absolutely manageable. We’re confident that we’re going to get the transaction cleared and look to consummate the combination in the first quarter of 2015. So everything on both fronts is tracking very consistent with the analysis that led to the execution and announcement of the deal in the first instance.

Operator: Your next question will come from the line of William Plovanic with Canaccord Genuity.

<Q – William J. Plovanic – Canaccord Genuity>: Just on the acquisition, one thing I’d like to ask is how were you thinking about the peripheral businesses and the disruptions in those channels? As we look at what’s going on in knees and hips, you said you’ll keep that distribution in place, but how should we think about the peripheral businesses?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, we’re going to put plans together that are directed and focused on unique aspects of each of those businesses. It’s the case as we’ve had discussions with people that some of the fear around the distribution channel, I think, is more premised upon what one has seen through combinations outside of the large joints side. And so we need to learn from those lessons, both ones that we’d experienced in the past, as well as ones that others have experienced. I think the historic track record on the large joints side is quite good on combining the distribution channels and retaining the momentum of the businesses. So we’re going to look at developing these plans unique for each of those business units, and we’ll take a bit different approach as necessary and as is consistent with our longer-term vision as to how we want those channels to be structured to make sure that we’re growing at or above market in each product category in each of the geographic segments.

Operator: Your next question will come from the line of Bob Hopkins with Bank of America Merrill Lynch.

<Q – Robert A. Hopkins – BofA Merrill Lynch>: And then on the Americas business, is that a little early Biomet disruption, you think? Or is there something else going on?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: I don’t at all believe that. If you look at the announcement date, we announced the transaction and our entering the agreement for the transaction on the 24th of April. And so you essentially had 2 months. And we’re just not seeing signs of that, Bob. I think that this is for us to improve our performance relative to the opportunity we have with the product bag and the new product introductions. And so, as I said, big area of focus for us in the second half of the year.

Operator: Your next question will come from the line of Derrick Sung with Sanford Bernstein.

<Q – Derrick Sung – Sanford Bernstein & Co., LLC.>: On the call last quarter, you talked about your expectations that the combined Zimmer-Biomet organization would be able to grow sort of revenues at market post integration, including kind of any sort of revenue dis-synergies. Is that still your view, given kind of your new outlook on your business? Or has that changed also?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: As far as the go-forward view as to — on a combined basis, we absolutely believe that we’re going to be able to, in the initial stages, grow the combined business at market. And obviously, as we complete the integration post-closing in the quarters, an operating period or two thereafter, we would expect to accelerate above market growth rates within the musculoskeletal industry.

<Q – Derrick Sung – Sanford Bernstein & Co., LLC.>: Okay. And on the deal, now that you’ve had a chance to look more deeply kind of into the financial aspects of it, et cetera, are there any tax opportunities that maybe you didn’t call out on — when you announced the deal that might be available? I’m thinking in terms of perhaps intercompany loans or any sort of rationalization or optimization of the manufacturing footprint that might leave any tax opportunities in the integrated business?

<A – James T. Crines – Zimmer Holdings, Inc.>: I think it’s fair to assume that we have teams that are very focused and working with outside subject matter experts kind of helping us identify where those opportunities are to either drive a lower effective tax rate for the combined entity going forward and/or just as importantly, determine how we might be able to get access to the cash that’s going to be accumulating offshore connected with the businesses overseas and the revenues and profits that are being generated overseas. And so there’s a real focus on it, a dedicated effort. Smart people with a lot of expertise that are going to continue to work the issues and determine how we can optimize both the effective tax rate, as well as our — the opportunity to access the cash flow that’s going to be — or the cash that’s going to be accumulating offshore. But beyond that, I’m not — we’re not at a stage where we could provide any more specific guidance.

Operator: Your next question will come from the line of Richard Newitter with Leerink Capital.

<Q – Richard Newitter – Leerink Swann LLC>: Okay. And then just kind of adding onto an earlier question that was asked. With respect to kind of the longer-term outlook post the Biomet deal, assuming it goes through on time, as you think it will, the question I have is does the — perhaps a slightly lowered growth rate for some of your core recon businesses heading into that transaction impact what you think the kind of top line dis-synergy impact could be and how that impacts the potential for the cost synergies to offset that and lead to your net synergy number? Or is all of that fully intact and you feel confident that you can regain through execution whatever, perhaps, you didn’t do as well as you wanted to do in 2Q?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, we’re confident. We’re confident. We’ve got all the necessary ingredients, talent in the field, the right product offerings, a whole variety of terrific new products and innovative solutions that either are launched or are in the process of being launched. So we’re going to be in good shape as we consummate the combination and move forward. And I think that the other side, on the Biomet side, they’re doing good work and continuing their strong momentum. So our goal is, obviously, independent of one another, to maintain the momentum so that we hit that start line and — with good boat’s feet. And I think that I’m very confident at this point that we’re going to be able to achieve that objective and then take it forward from there.

Operator: Your next question will come from the line of Mike Weinstein with JPMorgan.

<Q – Michael N. Weinstein – JP Morgan Chase & Co>: Let me shift gears, and I know you mentioned some of this earlier, but I just want to understand the strategy around distribution, particularly in U.S., the two U.S. recon sales force. So it sounds like, David, the plan for now is to try and keep everybody in place for some period of time post-closing. Can you just help us understand, one, the cost of a program like that? I know we’ve seen it in other companies. So how much will you invest in order to retain distribution for some period of time? And then two, how long do you think that period of time is? Is there a point which, is it year two in which we would expect to see greater integration of the U.S. distribution system?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, I think I would tell you that from a starting point, we’ve made the statements and commitments to retain all of the sales positions for both entities. And that’s really important because from our perspective, we’re going to have a broader set of solutions and offerings in order to fully leverage the cross-selling opportunities that come with this combination. We’re going to need all of that sales talent, and there’s a pretty extraordinary level of sales talent in both sides of these organizations. So the design of that distribution channel, all of that work is in process at this point in time, with the leadership teams having been established. And in the coming weeks, months, they’re going to continue to make good progress on that front, but it’s premised upon retaining the sales positions and fully leveraging all of the products and solutions the combined entity will possess. So that is the fundamental value creator from the company’s perspective on a combined basis. It’s also the primary value creator from the customers’ standpoint, and will align the sales folks’ opportunity to do really well economically in accordance with achieving the objective and realizing the full potential.

<Q – Michael N. Weinstein – JP Morgan Chase & Co>: So I’m sorry, but coming back to the question, do you know what the cost will be of retention? So you’re going to put a retention program in place. Do you have at this point an estimate what that cost would be? Is that something that is in the P&L? Or is that something that is outside the P&L, Jim?

<A – James T. Crines – Zimmer Holdings, Inc.>: Yes, Mike, this is Jim. As we indicated when we made the announcement, we anticipate spending somewhere in the range — somewhere in the order of $400 million on costs to integrate. So that would — within it, would be an estimate of what we expect to spend on both retention and integration. And it would be separated out, if you will, excluded to arrive at our cash earnings measure.

Operator: Your next question will come from the line of Larry Biegelsen with Wells Fargo.

<Q – Lawrence Biegelsen – Wells Fargo Securities, LLC>: I just wanted to come back to the assumption for the Biomet deal. So how should we think about the accretion from the Biomet deal in the first year? Is it still the $1.15 to $1.25? And how should we think about the base EPS that’s offered for 2015? The midpoint of your EPS guidance for this year is about 5%. So how should we think about kind of the underlying EPS growth for 2015? And then I have a follow-up.

<A – James T. Crines – Zimmer Holdings, Inc.>: No change in the expectations with respect to year one accretion, so still in a range of $1.15 to $1.25. As you pointed out, midpoint of our guidance for 2014 EPS on an adjusted basis is $6.05. And we haven’t, at this stage, obviously, given guidance for 2015 EPS for Zimmer on a standalone basis. So you’ll have to make whatever assumptions you feel sort of appropriate with respect to what kind of growth. We’re going to continue to run the business, and we would certainly continue to run the business the way we have been over the past number of years, driving leverage, earnings growth off of the top line opportunity that still view to be somewhere in the range of low to mid-single digits. So that hopefully provides you with at least a little bit of direction on how to think about the expectation that we have for the combined entity for 2015.

Operator: Your next question will come from the line of David Lewis with Morgan Stanley.

<Q – Jonathan Demchick – Morgan Stanley>: On the Biomet transaction, just had a couple quick questions. Was there any timing of expectations on complying with the second request? And then also, what was going into the $70 million of additional expenses related to Biomet? I mean, is that just financing? Or is there anything else there?

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, everything that we’ve had by way of experience on the regulatory submission process and ultimately path towards clearance is very consistent with the due diligence that we conducted leading up to the announcement of the transaction. So nothing at all out of line with expectations, and the work streams are moving forward and the teams on both sides are being very responsive to the request. So we, again, would just express confidence that the transaction will be cleared and that from a timing standpoint, the expectation continues to be the first quarter of 2015.

<A – James T. Crines – Zimmer Holdings, Inc.>: Yes, and just with respect to the $70 million, the majority of that is related to the financing, which covers, at this stage, both the bridge financing, as well as the bank syndication, which is done in the credit facility. As well, there’s some significant fees associated with the integration planning process, which is underway, legal fees associated with the application process here in the U.S. and in Europe, as well as some financial advisory fees associated with the process we’ll go through to begin to value the entity that we’re acquiring. So that covers what’s included in the $70 million.

Operator: Our final question will come from the line of Matt Miksic with Piper Jaffray.

<Q – Matthew S. Miksic – Piper Jaffray Companies>: And then the follow-up on the deal, the Biomet deal. I just wanted to push you a little bit on, I know that you are confident in the messaging that you’re sending down to distribution. But I guess I know that this did not factor into your comments on guidance, the change in guidance. But should we not expect some distraction? Should we not expect some — given that these are, in many cases, third-party distribution, so help me understand a little bit about how we should be thinking about the pace of the business or — heading into that acquisition.

<A – David C. Dvorak – Zimmer Holdings, Inc.>: Yes, I think there are always going to be dynamics that relate to the alignment in management across the different aspects of the business, Matt. And whether it’s a distraction because of a big launch in a large joint category on one side or the other, or some other dynamic taking place, whether it’s an internal organizational matter or something more significant like this combination. But look, winners are going to react as winners do. They’re going to step up and perform in those circumstances, and we’re going to see that prevail. We’re going to see people that believe in the promise of this combination and the capability not only to cross-sell upon the day of closing, but the broader promise of being able to innovate in a truly differentiated way because of what this combination brings and want to be part of that. And I am absolutely confident that at the rep level and the territory leader level, we’re going to put together a team of talent that is going to be unmatched in the industry. And whether or not there’s some bump and grind along the way to getting there, one would expect that there would be some of that, but that’s our responsibility to manage it. And again, the closer I get to the talent, I know our group and learn more about the Biomet group, I’m absolutely convinced that the capability resides within that channel. And we’re going to act in a manner that’s consistent with the articulation of the promise of this combination and the manner to bring that out. So we’re very confident, Matt, that we’re going to land in a good place.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in its periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB. The consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.